Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

CAP ROCK ENERGY CORPORATION

PART I

Cap Rock Energy Corporation (the “Corporation”), pursuant to the provisions of Article 4.07 of the Texas Business Corporation Act (the “Act”) hereby adopts these Amended and Restated Articles of Incorporation (these “Articles”). These Articles accurately copy the text of the previous Amended and Restated Articles of Incorporation and each amendment thereto that is in effect (the “Prior Articles”), as further amended hereby. Articles One through Sixteen of the Corporation’s Prior Articles are hereby deleted. The following provisions of the Corporation’s Amended and Restated Articles of Incorporation are added hereby: Articles I through IX. These Articles do not contain any other change in the Articles of Incorporation being restated.

PART II

The Prior Articles are amended and restated in their entirety as follows:

ARTICLE I

The name of the corporation (the “Corporation”) is Cap Rock Energy Corporation.

ARTICLE II

The period of its duration is perpetual.

ARTICLE III

The purpose for which the Corporation is organized is the transaction of any and all lawful business for which corporations may be organized under the Texas Business Corporation Act.

ARTICLE IV

The aggregate number of shares that the Corporation shall have authority to issue is 50,000,000 shares of Common Stock with par value of one cent ($0.01) per share and 5,000,000 shares of Preferred Stock with a par value of $1.00 per share.

The Board of Directors of the Corporation is authorized, subject to limitations prescribed by law and the provisions of this Article, to provide for the issuance of the Preferred Stock from time to time in one or more series, to establish the number of shares to be included in each series, and to fix the designations, powers, relative rights, qualifications, preferences, limitations, and restrictions of the shares of each such series not fixed hereby.

ARTICLE V

No shareholder shall have, as a shareholder of the Corporation, any preemptive right to acquire, purchase, or subscribe for the purchase of any unissued or treasury shares of any class of stock of the Corporation, whether now or hereafter authorized, or any bonds, debentures, or other securities of the Corporation convertible into or exchangeable for, or carrying or accompanied by any rights to acquire, purchase, or subscribe for the purchase of, any such unissued or treasury shares.

ARTICLE VI

Cumulative voting in the election of directors or otherwise is hereby expressly prohibited.

ARTICLE VII

No director of this Corporation shall be liable to the Corporation or its shareholders or members for monetary damages for an act or omission occurring in the director’s capacity as a director, except to the extent the statutes of the State of Texas expressly provide that the director’s liability may not be eliminated or limited. Any repeal or amendment of this Article that increases the liability of a director shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or amendment.

ARTICLE VIII

The street address of its initial registered office is 711 N. Travis Street, Sherman, Texas 75090 and the name of its initial registered agent at that address is Ronald W. Lyon.

ARTICLE IX

The number of directors currently serving is two. The names and addresses of the current directors are:

NAME	ADDRESS

David W. Pruitt	500 W. Wall, Suite 400
Midland, Texas 79701

William L. West	500 W. Wall, Suite 400
Midland, Texas 79701

PART III

These amendments have been made in accordance with the Act and have been approved in the manner required by the Act and the governing documents of the Corporation.

Remainder of Page Intentionally Left Blank.

Dated effective: May 12, 2006

/s/ William L. West
William L. West, President